(Reference Translation)

Cover Page

Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 26, 2017

Corporate Name:	TOYOTA MOTOR CORPORATION

Name and Title of the Representative:	Akio Toyoda, President

Location of Head Office:	1 Toyota-Cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565) 28-2121

Name of Contact Person:	Nobukazu Takano, General Manager of Financial Reporting Department, Accounting Division

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03) 3817-7111

Name of Contact Person:	Hideki Fujii, General Manager, Media Relations Department, Public Affairs Division

Places of Public Inspection of the Extraordinary Report

Tokyo Stock Exchange, Inc.

(2-1 nihonbashi Kabutocho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.

(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Fukuoka Stock Exchange

(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka-shi, Fukuoka)

Sapporo Securities Exchange

(14-1, Minamiichijo-nishi 5-chome, Chuo-ku, Sapporo-shi, Hokkaido)

1.	Reason for Filing:

On June 26, 2017 (Japan) or on June 25, 2017 (U.S.A), Takata Corporation, etc. and TK Holdings Inc., (U.S.A), etc. (collectively, “Takata”), which are the business partners of our company and our company’s consolidated subsidiaries (collectively, “Toyota”), respectively filed for the commencement of civil rehabilitation proceedings in Japan and for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code (collectively, “Proceedings”).

Toyota is currently conducting recalls for air-bags manufactured by Takata Group including Takata, (the “Other Party”), and receivables for indemnification claims and other amounts owed to Toyota by the Other Party have accrued in relation to these recalls, and such receivables are expected to continue to accrue in the future.

As a result of the Proceedings filed by Takata, Toyota’s indemnification claims and other amounts against the Other Party are at the risk of becoming uncollectible or being delayed. Thus, we are filing this Extraordinary Report pursuant to Article 24- 5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 11 of the Cabine Office Ordinance relating to the Disclosure of Corporate Affairs, Etc.

2.	Description of Report:

(1)	Name, Location, Name of Representative Director and Amount of Capital of the Other Party

Name	Takata Corporation

Location	2-12-31 Akasaka, Minato-ku, Tokyo

Name of Representative Director	Representative Director, Shigehisa Takada

Amount of Capital	JPY 41,862,008,250

Name	TK Holdings Inc.

Location	2500 Takata Drive, Auburn Hills, MI 48326

Name of Representative Director	Secretary, Ken Bowling

Amount of Capital	USD 569,717,175

(Note): Companies other than the above have been omitted based on the level of significance.

(2)	The Facts that Occurred Regarding the Other Party, and the Date on which those Facts Occured

Takata Corporation	June 26, 2017 Filed for the commencement of civil rehabilitation proceedings at Tokyo District Court.

TK Holdings Inc.	June 25, 2017 Filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code at the United States Bankruptcy Court for the District of Delaware

(Note): Companies other than the above have been omitted based on the level of significance.

(3)	The Type and Amount of Claims Held against the Other Party

Receivables for indemnification claims and other amounts pertaining to the recall costs (already filed) JPY 570 billion

(Note 1):	The above receivables include not only the amount of receivables in connection to the recalls of Toyota manufactured vehicles which have already been conducted, but also include the amount of receivables that are expected to accrue in the future in case recalls of Toyota manufactured vehicles which have been filed are conducted. Therefore, the amount of claims indicated above may not correspond to the actual amount that we will hold against the Other Party.

(Note 2):	In addition to the receivables indicated above, if additional recalls are filed, additional receivables may accrue against the Other Party. In case there are matters to report in relation to such receivables, we will promptly disclose such report.

(4)	The Effect on the Business Results of our Company

As the allowance for above recall costs (already filed) have already been recorded, the effect on the business results will be insignificant.

(End of Report)

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